UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 12)

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Julian J. Seiguer

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

(713) 836-3600

February 19, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 23

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 20,505,097
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 20,505,097
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 20.0%*
(14)	Type of reporting person (see instructions): PN

*

The ownership percentage has been calculated based on an aggregate total of 91,736,516 shares of Common Stock (as defined below) issued and outstanding as of November 6, 2019, plus the 25,696,698 shares of Common Stock, rounded up to the nearest share, beneficially owned in connection with the Series E Preferred Stock as of the date hereof.

CUSIP No. 532403201	Page 3 of 23

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 20,505,097
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 9,815,271
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 20,505,097
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 20.0%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 23

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,590,166
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,590,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 14.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 23

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,590,166
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,590,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 14.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 23

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 14,590,166
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 6,983,943
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 14,590,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 14.7%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 23

(1)	Name of reporting person The Värde Skyway Mini-Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,199,438
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 2,488,865
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 5,199,438
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 5.5%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 23

(1)	Name of reporting person The Värde Skyway Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,208,404
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 578,407
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,208,404
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.3%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 9 of 23

(1)	Name of reporting person The Värde Skyway Fund G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,407,842
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,067,272
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 6,407,842
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.7%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 10 of 23

(1)	Name of reporting person The Värde Skyway Fund UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 6,407,842
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,067,272
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 6,407,842
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.7%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 11 of 23

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,957,466
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,415,664
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 2,957,466
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.2%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 23

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,478,733
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 707,832
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 1,478,733
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.6%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 13 of 23

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,351,795
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,604,419
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 3,351,795
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.6%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 14 of 23

(1)	Name of reporting person Värde Investment Partners G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,787,994
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,727,915
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 7,787,994
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.1%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 15 of 23

(1)	Name of reporting person Värde Investment Partners UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 7,787,994
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,727,915
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 7,787,994
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 8.1%*
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 16 of 23

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 49,291,099
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 17 of 23

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 49,291,099
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 23,594,401
	(10)	Shared dispositive power: 0

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 18 of 23

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 49,291,099
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 23,594,401

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 19 of 23

(1)	Name of reporting person Ilfryn Carstairs
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Australia and the United Kingdom

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 49,291,099
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 23,594,401

(11)	Aggregate amount beneficially owned by each reporting person: 49,291,099
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 42.0%*
(14)	Type of reporting person (see instructions): IN

SCHEDULE 13D
CUSIP No. 532403201		Page 20 of 23

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.0001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 201 Main St., Suite 700 Fort Worth, TX 76102.

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Schedule 13D filed by the Reporting Persons on May 8, 2017, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on July 14, 2017, as amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 12, 2017, as amended by Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 17, 2017, as amended by Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 8, 2018, as amended by Amendment No. 5 to Schedule 13D filed by the Reporting Persons on February 2, 2018, as amended by Amendment No. 6 to Schedule 13D filed by the Reporting Persons on October 16, 2018, as amended by Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 28, 2018, as amended by Amendment No. 8 to Schedule 13D filed by the Reporting Persons on March 29, 2019, as amended by Amendment No. 9 to Schedule 13D filed by the Reporting Persons on December 10, 2019, as amended by Amendment No. 10 to Schedule 13D filed by the Reporting Persons on January 13, 2020, and as amended by Amendment No. 11 to Schedule 13D filed by the Reporting Persons on February 18, 2020 (as so amended through this Amendment No. 12, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 12 shall have the meanings ascribed to them in the Schedule 13D. The filing of this Amendment No. 12 shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that this Amendment No. 12 is required under Rule 13d-2 of the Securities Exchange Act.

CUSIP No. 532403201	Page 21 of 23

Item 2. Identity and Background

Clause (a) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being jointly filed by:

(i) The Värde Fund XI (Master), L.P., a Delaware limited partnership (“Fund XI”);

(ii) The Värde Fund XI G.P., LLC, a Delaware limited liability company (“Fund XI GP”), the general partner of Fund XI;

(iii) The Värde Fund XII (Master), L.P. a Delaware limited partnership (“Fund XII”);

(iv) The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

(v) The Värde Fund XII UGP, LLC, a Delaware limited liability company (“Fund XII UGP”), the general partner of Fund XII GP;

(vi) The Värde Skyway Mini-Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mini-Master Skyway Fund”);

(vii) The Värde Skyway Fund, L.P., a Delaware limited partnership (“Värde Skyway Fund”);

(viii) The Värde Skyway Fund G.P., L.P., a Delaware limited partnership (“Skyway Fund GP”), the general partner of each of Mini-Master Skyway Fund and Värde Skyway Fund;

(ix) The Värde Skyway Fund UGP, LLC, a Delaware limited liability company (“Skyway UGP”), the general partner of Skyway Fund GP;

(x) Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(xi) The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI-A”);

(xii) Värde Investment Partners, L.P., a Delaware limited partnership (“VIP”);

(xiii) Värde Investment Partners G.P., L.P., a Delaware limited partnership (“VIP GP”), the general partner of VIP Offshore, Fund VI-A and VIP;

(xiv) Värde Investment Partners UGP, LLC a Delaware limited liability company (“VIP UGP”), the general partner of VIP GP;

(xv) Värde Partners, L.P., a Delaware partnership (“Managing Member”), the managing member of Fund XI GP, Fund XII UGP, Skyway UGP and VIP UGP;

(xvi) Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member;

(xvii) Mr. George G. Hicks (“Mr. Hicks”), the co-chief executive officer of the General Partner; and

(xviii) Mr. Ilfryn Carstairs (“Mr. Carstairs”), the co-chief executive officer of the General Partner.

Clause (b) of Item 2 of this Schedule 13D is hereby amended and restated with respect to the information required for each executive officer and director of the General Partner as set forth in Schedule 1.

Clause (c) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(c) For Mr. Hicks, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Co-Chief Executive Officer, Värde Partners, Inc., 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. For Mr. Carstairs, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Varde Partners Asia Pte. Ltd., 6 Battery Road #21-01, Singapore 049909. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

CUSIP No. 532403201	Page 22 of 23

Clause (f) of Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(f) Mr. Hicks is a citizen of the United States, and Mr. Carstairs is a citizen of Australia and the United Kingdom. Each of the other Reporting Persons is organized in the State of Delaware except VIP Offshore and Skyway Fund, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Schedule 1 are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, Mr. Noel, who is a citizen of the United States and the United Kingdom, Mr. Naglieri, who is a citizen of Italy, Mr. Milone, who is a citizen of Italy, and Ms. Lieskovska, who is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

No change.

Item 4. Purpose of Transaction

No change.

Item 5. Interest in Securities of the Issuer

Clause (b) of Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(b) Each of Messrs. Hicks and Carstairs, the Managing Member, and the General Partner may also be deemed to beneficially own the Common Stock held by the other Reporting Persons. Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Persons directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund XI, Fund XII, Skyway Fund, Mini-Master Skyway Fund, VIP, VIP Offshore and Fund VI-A and their respective general partners, to the extent they directly hold shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

No change.

CUSIP No. 532403201	Page 23 of 23

Item 7. Material to Be Filed As Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit A	Joint Filing Agreement of the Reporting Persons, dated February 20, 2020.

Schedule 1

The name and principal occupation or employment of the executive officers and directors of Värde Partners, Inc. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
George G. Hicks	Principal of Värde Partners, Inc.
Marcia L. Page	Principal of Värde Partners, Inc.
Bradley P. Bauer	Principal of Värde Partners, Inc.
Rick J. Noel	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Andrew P. Lenk	Principal of Värde Partners, Inc.
Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #21-01, Singapore 049909
David A. Marple	Principal of Värde Partners, Inc.
Giuseppe Naglieri	Principal of Värde Partners, Inc.
Timothy J. Mooney	Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH
Brian Schmidt Jonathan Fox Scott Hartman Francisco Milone Haseeb Malik Elena Lieskovska

Principal of Värde Partners, Inc.

Principal of Värde Partners, Inc., 510 Madison Avenue, 12th Floor, NY 10022

Principal of Värde Partners, Inc.

Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH

Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

Principal of Värde Partners, Inc., 2 St. James’s Market, London, England SW1Y 4AH

Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.
Brendan Albee	Chief Operating Officer of Värde Partners, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 20, 2020

THE VÄRDE FUND XI (Master), L.P.
By:	The Värde XI G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MINI-MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., L.P., Its General Partner
By:	The Värde Skyway Fund UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND, L.P.
By:	Värde Skyway Fund G.P., L.P., Its General Partner
By:	The Värde Skyway Fund UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY FUND G.P., L.P.
By:	The Värde Skyway Fund UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., L.P., Its General Partner
By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A, L.P.
By:	Värde Investment Partners G.P., L.P., Its General Partner
By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., L.P., Its General Partner
By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS G.P., L.P.
By:	Värde Investment Partners UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks
Name:	George G. Hicks

ILFRYN CARSTAIRS

By:	/s/ Ilfryn Carstairs
Name:	Ilfryn Carstairs